Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of an additional 1,000,000 shares of Rush Enterprises, Inc.’s Class A common stock and 1,000,000 shares of Class B common stock issuable pursuant to the Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan and 900,000 additional shares of Class A common stock issuable pursuant to the Rush Enterprises, Inc. Amended and Restated 2004 Employee Stock Purchase Plan of our reports dated February 26, 2020, with respect to the consolidated financial statements of Rush Enterprises, Inc. and the effectiveness of internal control over financial reporting of Rush Enterprises, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

August 7, 2020